Wednesday, 13 January 2016

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 3,356,417 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2015/16 interim dividend, National Grid’s registered capital consists of 3,924,038,086 ordinary shares, of which 176,905,276 shares are held as treasury shares; leaving a balance of 3,747,132,810 shares with voting rights.

The figure of 3,747,132,810 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

Contact: David Whincup, Assistant Company Secretary (020 7004 3209)